UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VISION INDUSTRIES CORP.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

92835C 101
(CUSIP Number)

Richard R. Howe
125 Broad Street
New York, NY 10004-2498
(212) 558-3612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835C 101	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Novium Opportunity Umbrella SICAV PLC – Quality Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,694,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,694,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,694,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 92835C 101	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS QIF Malta 1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 92835C 101	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Novium AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 35,444,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 35,444,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,444,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 92835C 101	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Paolo Brückner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland and Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 35,444,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 35,444,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,444,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92835C 101	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Raul Cortes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 35,444,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 35,444,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,444,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

The Schedule 13D heretofore filed by the Reporting Persons with the Securities and Exchange Commission is hereby amended and supplemented as set forth below and, except as so amended and supplemented, remains in full force and effect.

Item 5.	Interests in Securities of the Issuer.

The aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 84,910,365 shares outstanding as of April 9, 2013) beneficially owned by each of the Reporting Persons as of the date hereof were as follows:

Name	No. of Shares	Percentage
Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund	24,694,722	29.1
QIF Malta 1 Limited	10,750,000	12.7
Novium AG	35,444,722	41.7
Paolo Brückner	35,444,722	41.7
Raul Cortes	35,444,722	41.7

During the sixty days preceding the filing of this statement, Novium Opportunity Umbrella SICAV PLC–Quality Investment Fund purchased 2,005,000 shares of Common Stock of the Issuer at $0.12 per share from a broker-dealer on March 26, 2013.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2013

Novium Opportunity Umbrella SICAV PLC– Quality Investment Fund

By:	/s/ Paolo Brückner

QIF Malta 1 Limited

By:	/s/ Paolo Brückner

Novium AG

By:	/s/ Paolo Brückner

By:	/s/ Raul Cortes

/s/ Paolo Brückner
Paolo Brückner

/s/ Raul Cortes
Raul Cortes

Page 8 of 9 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement on Schedule 13D dated May 16, 2013 relating to the Common Stock of Vision Industries Corp. is being filed with the Securities and Exchange Commission on behalf of each of them.

May 16, 2013

Novium Opportunity Umbrella SICAV PLC– Quality Investment Fund

By:	/s/ Paolo Brückner

QIF Malta 1 Limited

By:	/s/ Paolo Brückner

Novium AG

By:	/s/ Paolo Brückner

By:	/s/ Raul Cortes

/s/ Paolo Brückner
Paolo Brückner

/s/ Raul Cortes
Raul Cortes

Page 9 of 9 Pages